EXHIBIT 12

CHEMED CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	2013		2014		2015		2016		2017

Pretax income from continuing operations	$123,829		$162,754		$180,126		$177,054		$116,917

Additions:
Fixed charges	28,032		21,388		16,985		17,060		18,009
Amortization of capitalized interest	435		435		435		435		109

Adjusted income	$152,296		$184,577		$197,546		$194,549		$135,035

Fixed Charges:
Interest expense	$15,035		$8,186		$3,645		$3,715		$4,272
Interest component of rental expense	12,997		13,202		13,340		13,345		13,737

Fixed charges	$28,032		$21,388		$16,985		$17,060		$18,009

Ratio of earnings to fixed charges (a)	5.4	x	8.6	x	11.6	x	11.4	x	7.5	x

(a) For purposes of computing the ratio of earnings to fixed charges, pretax income from continuing operations has been added to fixed charges and adjusted for capitalized interest to derive adjusted income. Fixed charges consist of interest expense on debt (including the amortization of deferred financing costs), prepayment penalties on the early extinguishment of debt and one-third (the proportion deemed representative of the interest component) of rental expense. Fixed charge amounts include interest from both continuing and discontinued operations.

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